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Cuchillo Greens dba Cuchillo Valley Farms

Cannabis Business

60 Willow Springs
Cuchillo, NM 87901
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Early Investor Bonus: The investment multiple is increased to 2.2× for the next $30,000 invested.
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THE PITCH
Cuchillo Greens dba Cuchillo Valley Farms is seeking investment to continue the growth and expansion of our cannabis cultivation facility.
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The Market

Cannabis consumption in New Mexico has a long history. Prior to legalization, data sources indicated the occasional consumer market was potentially as high as 20% of the population. Since legalization in April of 2022, statewide monthly cannabis sales averaged over $39.7 million. December set a new retail sales record at $43.1 million. The market remains fractured and we feel that legal cannabis sales will continue to take incremental shares from the black market as product safety outcompetes illicit product pricing. Considering the pattern set in numerous other states, NM has 12-18 months of strong demand before wholesale supply, dispensary penetration, and market demand begin to equalize as they have in Oklahoma, Colorado, and California.

New Mexico market maturation will accelerate over the next 6-12 months. As more production capacity enters the market, wholesale pricing will fall, squeezing out high cost producers. In a market with dropping wholesale prices, dispensaries will begin to exert larger influence and profit as consumer demand will ensure high retail prices and low cost of goods sold(COGS). Over the next 12-18 months, downward wholesale pricing pressure will become particularly intense. Imbalances in supply and demand will create large swings in the wholesale market, driving producer-only companies out. Smaller dispensary profitability will begin to be challenged as pricing and supply access turns from an asset to a liability. Over the following 18-24 months, competition among dispensaries will begin to peak. Dispensaries that have not vertically integrated or partnered with grower co-op networks will find profitability squeezed from retail and wholesale competitive dynamics.

Black market products continue to find access to licensed dispensaries (under the table) and current testing procedures are allowing variability in product quality, particularly from micro-producers. These causes are already leading to a tightening of regulatory and testing oversight from the New Mexico Cannabis Control Division. Companies that control their supply will be at a competitive advantage.

The Pitch

Vertical integration and partnership are the solution. Only producers tightly integrated with retail sales outlets will control their success in a mature New Mexico cannabis industry. With growing, manufacturing, and retail sales working together, Cuchillo Greens will be able to drive down costs of production and meet market demand at partner dispensaries. This funding raise, at its heart, will move existing expansion plans forward by 3-6 months, strengthening our position in what will be an active spring market and gathering a larger share of the market earlier where it is a necessity.

What we Need

Growing and manufacturing capacity are critical to a stable supply chain. Cuchillo Greens' infrastructure upgrade plan will support a tripling of facility capacity by the third quarter of 2023. This capital raise can accelerate that build-out by 3-6 months, ensuring we have the capacity to support additional partner dispensaries this quarter.

To that end, Cuchillo Greens is seeking an initial $30,000 to expand electrical capacity and water handling systems of our production facility. These vital investments will create the infrastructure necessary to support additional all-season greenhouse and manufacturing capacity.

Electrical capacity will triple current capacity and simplify further expansion. Upgraded systems will also streamline our ability to utilize off-peak power consumption, lowering average rates.

Water handling upgrades will expand holding and blending systems, decreasing labor cost and waste.

Additional capital raises -up to a total $124,000- will be used to construct additional all-season greenhouse capacity and expand vape-cart manufacturing capacity.

Dispensary Partners

In addition to continuing direct sales to independent sellers, Cuchillo Greens' business model seeks to implement long-term supply chain contracts with partner dispensaries. Cuchillo Greens is currently contracted to supply all current and future Cuchillo Cannabis Company dispensaries through 2030.

Cuchillo Cannabis Company(CCC) is our primary dispensary partner. They are rapidly expanding dispensary operations with five current and planned dispensaries in targeted markets. CCC opened its first location in the underserved Truth or Consequences market. CCC projects their TorC location will capture 10% of the $340,000 monthly T or C retail market in its first full month of operations. Cuchillo Greens projects adding $250,000 to 2023 revenue from this location.

CCC will open in the red-hot Sunland Park market in April of 2023. Sunland Park and other border-adjacent cities serve cannabis demand in states yet to legalize cannabis sales. Sunland Park is the 4th largest cannabis market in New Mexico averaging over $1.3 million in monthly sales and demand is still growing. Cuchillo Greens expects $540,000 in 2023 revenue from CCC expansion in this market.

CCC will open additional dispensaries in targeted markets approximately every six months throughout 2023 and 2024. We are projecting incremental revenue of $75,000-175,000 from additional 2023 expansion activities.

Independent Dispensaries

Our sales efforts find and support independently owned dispensaries. As retail competition increases dramatically over the next 6-12 months, independent producers will find themselves constrained by retail pricing and access to trusted cannabis products.

Cuchillo Greens focuses on a High touch, relationship based customer retention model. We work to be an integral part of our customers' supply chain, in a partnership focused on trust. By partnering with us dispensaries can solve product quality, supply, and pricing uncertainty long-term, allowing them to focus on building relationships with their customers. We are projecting $500,000-550,000 in 2023 revenue from direct selling efforts.

Dispensaries in markets bordering non-legal states are driving outsized returns. We focus much of our sales efforts in these areas to support the large demand. Independents also face tremendous challenges from large interstate chains, we actively seek partnerships with independents in close proximity to the "Big4". Independents are local and their customers are loyal, we are finding success by helping the cannabis industry stay rooted in their communities.

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OUR STORY

Farming done right. Cuchillo Greens dba Cuchillo Valley Farms(CVF) was founded in 2021 to provide premium cannabis products to the New Mexico cannabis market. CVF's mission is to bring premium cannabis, premium pay, and local investment to an area of New Mexico that is lacking in sustainable work. Three generations of family farming keeps us responsible to our employees, the land, and the plant. Those deep roots will keep Cuchillo Greens prospering another three generations.

Our roots started as family farm in the early 20th century. Through the years it has evolved and transformed into what it is today. We continue the tradition and connection to the community set forth by those that came before us.
CVF is a Latino owned company built on the concept of partnership. Its founders recognize that CVF represents a breakout opportunity for everyone involved that works best with trust at its core. CVF pays employees above market rates.
CVF has always utilized live, no-till soil, and organic best practices to produce the most natural cannabis products in the market.
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1ST QUARTER 2023

Construction begun on additional production capacity, doubling all-season grow space in February 2023.

4TH QUARTER 2022

November: First at-scale harvest completed. Sale of test harvests add incremental revenue through the quarter

3RD QUARTER 2022

September: Construction of dedicated clone nursery and all-season dry/cure facility.

3RD QUARTER 2022

August: Construction and planting of first all-season greenhouse. The first at-scale test of the grow plan with high performing clones from test plantings.

3RD QUARTER 2022
Capital Raise

August: Equity round totals $600,000.

2ND QUARTER 2022

April: Licensure! Grow plan initiated with seasonal greenhouses planted on a rolling test schedule.

1ST QUARTER 2022

March: Operational and Grow plan completed. Seasonal greenhouses completed, facility prepped and ready for licensure.

1ST QUARTER 2022

January: Facility construction begun

4TH QUARTER 2021
Incorporated

Business incorporated and organizational structure established.

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THE TEAM
Jennifer Prieto
Owner

Jennifer Prieto is part of a family with deep roots in the New Mexico community. Her family farm has operated in the Cuchillo valley for three generations. Cuchillo Cannabis Company (CCC) continues the tradition begun by her Abuelo.

Before being called back to her family's roots, Jennifer worked in public administration developing contacts and practicable experience that has proven invaluable to the launch of CCC. While in education she continued show her connection to community. Taking on an additional teaching role as AVID coordinator, a program designed to give students the skills and confidence to be college ready, often for students who would be the first family member to graduate high school.

Simon Holguin
Owner

Simon Holguin has built his career in labor intensive, customer facing industries. Starting in event management, Simon has developed deep experience in end-to-end operations management. From personnel, to internal operations, to customer experience, Simon's ownership style of management drove his success and led to the founding of Cuchillo Cannabis Company.

Most recently Simon was the Area Director of Operations for Green Restaurant Services. Under his direction GRS expanded into a multi-million dollar chain with seven locations and a loyal clientele. He led the company through one of the most difficult periods for the food service industry, leaving GRS in a strong financial position before founding CCC.

GREEN RESTAURANT SERVICES, Dallas, Texas 09/2015 – 01/2022 Area Director of Operations

Strategic front and back of the house management for GRS: Forecasting, labor budgets, new store openings, full P&L oversight, menu creation, full beverage program management, and operations of restaurants front to back. Hiring, training and management of all FOH and BOH managers and provided day-to-day support and assistance for all managers

Don Sias
Sales Manager

Don Sias is returning to his farming roots after building sales and management experience in a diverse range of industries. For 20 years Don has provided business planning, marketing & sales development, management, and opportunity analysis services for companies and startups in industries ranging from rural broadband access to automotive remanufacturing. Most recently Don has provided investor packaging services for real estate syndication.

Don continues to be involved with Training for Life, an event production company promoting health & wellness through engagement in underserved communities. T4L has been guided through the extraordinary challenges of the last several years and is set on rebuilding and expanding our community outreach in the years to come. You can find him along with his family in early November promoting and celebrating the Lubbock, Texas Dia De Los Muertos community fun run.

Sophia Zaharias
Grow Master

Sophia Zaharias is an experienced commercial agriculturist, specializing in commercial cannabis production & manufacturing. Coming from three generations of agricultural workers she found her green thumb early in her teenage years. After spending her youth working in alfalfa, cattle, pistachio production, she applied her knowledge teaching others regenerative soil, rotational grazing, and organic integrated pest management practices. This led to an easy transition to organic no-till cannabis cultivation. With six years experience in the industry, leading and managing a vertically integrated production & manufacturing facility is a culmination of a decade of passion and hard work.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Facility electrical capacity upgrade $20,000
Facility water management improvements $5,000
Construction labor $2,975
Mainvest Compensation $2,025
Total $30,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,500,000	$1,875,000	$2,000,000	$2,100,000	$2,200,000
Cost of Goods Sold	$600,000	$750,000	$800,000	$840,000	$880,000
Gross Profit	$900,000	$1,125,000	$1,200,000	$1,260,000	$1,320,000

EXPENSES

Rent	$17,000	$17,000	$17,000	$17,000	$17,000
Utilities	$36,000	$45,000	$48,000	$50,400	$52,800
Insurance	$12,000	$15,000	$16,000	$16,800	$17,600
Equipment Lease	$30,000	$37,500	$40,000	$42,000	$44,000
Repairs & Maintenance	$18,000	$18,450	$18,911	$19,383	$19,867
Legal & Professional Fees	$24,000	$24,600	$25,215	$25,845	$26,491
Security	$36,000	$36,900	$37,822	$38,767	$39,736
Misc Operations	$60,000	$61,500	$63,037	$64,612	$66,227
Operating Profit	$667,000	$869,050	$934,015	$985,193	$1,036,279

This information is provided by Cuchillo Greens dba Cuchillo Valley Farms. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
Investment Round Status
Target Raise $30,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends April 30th, 2023

Summary of Terms
Legal Business Name Cuchillo Greens Grow 1, LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $30,000 invested
2.2×
Investment Multiple 1.8×
Business's Revenue Share 0.5%-2.1%
Minimum Investment Amount $100
Repayment Schedule Annually
Securitization None
Maturity Date December 31st, 2029
Financial Condition
Historical milestones

Completed facility preproduction readiness in Cuchillo, New Mexico April, 2022.

Received operating license in April, 2022.

First test plantings completed May, 2022.

Completed 3,000 sqft all season greenhouse facility in August, 2022.

Dry, cure, and cloning facility completed in October, 2022.

Completion of first sale from test plantings in November, 2022.

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of 01/15/2023, Cuchillo Greens has debt of $0 outstanding and a cash balance of $18,000. Cuchillo Greens may require additional funds from alternate sources at a later date.

Operating history

Cuchillo Greens received its production license in April of 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Financial liquidity

Cuchillo Greens has a low liquidity position due to its cash reserves compared to cash flow required for operations. Cuchillo Greens expects its liquidity position to improve upon raising capital on Mainvest and deploying the capital to grow the business.

Other challenges

Cuchillo Greens has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

The New Mexico is a dynamic and competitive market. Pricing fluctuates continuously affecting profitability.

A constrained labor pool is a potential future bottleneck as Cuchillo Greens works to onboard reliable employees in a tight labor market.

The cannabis industry is cash intensive. Cash reserves fluctuate continuously due to the needs of the business and may require Cuchillo Greens to obtain a short term credit facility to manage cash flow.

Risk Factors
THE CULTIVATION AND SALE OF CANNABIS IS ILLEGAL UNDER FEDERAL LAW

While recent federal enforcement of the cannabis industry has continued to focus on black market cultivation and sale of cannabis products, the risk remains that the political climate may change and federal regulations may again be enforced more broadly. Cannabis company officers and directors could be indicted under federal law and all assets invested seized.

Federal drug enforcement law flows from the Controlled Substances Act and supersedes any and all medical or adult use cannabis state laws. As a schedule I drug under this act, any change in enforcement policy at the federal level may negatively impact company operations and profitability.

Banking

Due to the illegal federal status of the cannabis industry, access to financial services remains challenging. Most banks do not accept deposits from the cannabis trade and there is no guarantee that banks currently providing services to the industry will continue to do so. This makes opening, maintaining, and obtaining deposited funds in a timely manner a continual challenge in this industry.

Due to this, cannabis operations require holding large sums of cash, making any cannabis business at risk of theft.

Additionally, due to the banking challenges afore mentioned, payments owed under the revenue sharing note may not be provided through electronic banking systems. As such, alternative third party repayment systems or personal checks may be utilized to provide repayment. This may require unexpected fees, delays, as well as additional risks.

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Cuchillo Greens to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Cuchillo Greens operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Cuchillo Greens competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Cuchillo Greens' core business or the inability to compete successfully against the with other competitors could negatively affect Cuchillo Greens' financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Cuchillo Greens' management or vote on and/or influence any managerial decisions regarding Cuchillo Greens. Furthermore, if the founders or other key personnel of Cuchillo Greens were to leave Cuchillo Greens or become unable to work, Cuchillo Greens (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Cuchillo Greens and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Cuchillo Greens is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Cuchillo Greens might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Cuchillo Greens is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Cuchillo Greens

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Cuchillo Greens' financial performance or ability to continue to operate. In the event Cuchillo Greens ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Cuchillo Greens nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Cuchillo Greens will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Cuchillo Greens is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Cuchillo Greens will carry some insurance, Cuchillo Greens may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Cuchillo Greens could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Cuchillo Greens' financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Cuchillo Greens' management will coincide: you both want Cuchillo Greens to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Cuchillo Greens to act conservative to make sure they are best equipped to repay the Note obligations, while Cuchillo Greens might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Cuchillo Greens needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Cuchillo Greens or management), which is responsible for monitoring Cuchillo Greens' compliance with the law. Cuchillo Greens will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Cuchillo Greens is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Cuchillo Greens fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Cuchillo Greens, and the revenue of Cuchillo Greens can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Cuchillo Greens to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company cannot guarantee that it will resume operations in the future.

This information is provided by Cuchillo Greens dba Cuchillo Valley Farms. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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